AMENDMENT NO. 1 TO EXPENSE LIMITATION AGREEMENT
                 -----------------------------------------------

      This Amendment No. 1 to the Expense Limitation Agreement dated May 1, 2000 (the "Agreement"), by and between Touchstone Advisors, Inc. (the "Advisor") and Touchstone Investment Trust (the "Trust"), is entered into effective the 13th day of November, 2008.

      WHEREAS the Agreement provides for the maintenance of the expense ratios of certain series of the Trust at levels specified in Schedule A to the Agreement;

      WHEREAS the Advisor and the Trust desire to clarify certain provisions of the Agreement;

      NOW, THEREFORE, the Advisor and the Trust hereby agree that Section 1.2 of the Agreement is amended and restated in its entirety as follows:

      1.2 Operating Expense Limit. The maximum expense ratio in any year with respect to a class of a Fund shall be the amount specified in Schedule A based on a percentage of the average daily net assets of the Fund (the "Maximum Operating Expense Limit"). The Maximum Operating Expense Limit reflects the Operating Expense Limit for a class of the Fund, plus amounts, if any, payable by such class of a Fund pursuant to a plan adopted in accordance with Rule 12b-1 under the 1940 Act.

                                  *    *    *

      IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be executed on the 13th day of November 2008.


TOUCHSTONE INVESTMENT TRUST                 TOUCHSTONE ADVISORS, INC.


By: /s/ Gregory A. Harris                   By: /s/ William A. Dent
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    Name: Gregory A. Harris                     Name: William A. Dent
    Title: Vice President                       Title: Senior Vice President